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VIA EDGAR

Mr. Daniel F. Duchovny

Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Vocus, Inc.
Schedule TO-T
Filed April 18, 2014 by GTCR Valor Merger Sub, Inc., GTCR Valor Companies, Inc., GTCR Valor Holdings, Inc., Canyon Investments S.à r.l., Canyon Holdings S.à r.l., GTCR Canyon Holdings Cayman LP, GTCR Canyon Partners, Ltd., GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP, and GTCR Investment X AIV Ltd.
SEC File No. 005-81364

Dear Mr. Duchovny:

On behalf of GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), GTCR Valor Holdings, Inc., Canyon Investments S.à r.l., Canyon Holdings S.à r.l., GTCR Canyon Holdings Cayman LP, GTCR Canyon Partners, Ltd., GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP, and GTCR Investment X AIV Ltd. (collectively, the “Offeror Group”), we hereby submit this letter in response to the April 25, 2014 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the above-captioned Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), in connection with the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value (collectively, the “Shares”), of Vocus, Inc., a Delaware corporation (“Vocus”), at a purchase price of $18.00 per Share. The Offeror Group has also filed Amendment No. 1 (the “Amendment”) to the Schedule TO. In addition to responding to the Staff’s comments, the Amendment updates the Schedule TO to reflect facts and events that occurred since the filing of the Schedule TO.

May 1, 2014

The Offeror Group’s responses are as set forth below. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the responses. Where the disclosure in the Amendment has been revised in response to the Staff’s comments, we have noted the applicable sections of the Amendment in our response to the comment. Capitalized terms used and not otherwise defined in this letter shall have the meanings assigned to such terms in the Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO.

Cover Page

1. We note that your Minimum Condition requires both the tender of a certain number of shares in the offer and your decision to exercise of the Top-Up Option and acquire additional shares. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred (in this case, your determination to exercise your option) may render the offer illusory. Please revise.

Response: The Offeror Group respectfully submits that whether the Purchaser actually has exercised or will exercise the Top-Up Option is not relevant to the determination of whether the Minimum Condition has been satisfied. The Minimum Condition is calculated based upon the assumption that the Purchaser will exercise the Top-Up Option, without regard to whether the Purchaser actually has exercised or will exercise the Top-Up Option. The Minimum Condition is drafted to ensure that the Purchaser is not obligated to complete the Offer unless the Purchaser will acquire shares in the Offer that, when combined with shares available for purchase in the Top-Up Option (without regard to the exercise of the Top-Up Option), are sufficient to complete a short-form merger under Delaware law. The Offeror Group has revised the disclosure (i) on the cover page of the Offer to Purchase, (ii) in the answer to the question entitled “What is the ‘Minimum Condition’ to the Offer?” on page 4 of the Offer to Purchase and (iii) in the fourth paragraph of the introduction to the Offer to Purchase, in each case, to clarify that the Minimum Condition is calculated assuming that the Top-Up Option has been exercised.

2. Also, note that all conditions, except those relating to regulatory approval, must be satisfied or waived at or before expiration of the offer. Your ability to determine whether the Minimum Condition has been satisfied by reference to your exercise of the Top-Up Option, which must necessarily be done after the expiration of the offer, conflicts with the position set forth above. Please revise.

Response: As discussed in our response to Comment 1, whether the Purchaser actually has exercised or will exercise the Top-Up Option is not relevant to the determination of whether the Minimum Condition has been satisfied. As a result and consistent with the Staff’s position, the Offeror Group respectfully submits that the Minimum Condition will be satisfied or waived at the expiration of the Offer.

3. We note that the while the bidders have received commitment letters to finance the purchase of securities, the offer is subject to the Debt Financing condition. Generally, when an offer is not financed, or when a bidder’s ability to

May 1, 2014

obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-3(b)(1). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: Consistent with the statement set forth in the second paragraph of the answer to the question entitled “Do you have the financial resources to make payment?” on page iii of the Offer to Purchase, the Offeror Group confirms that, upon satisfaction or waiver of the Financing Proceeds Condition, (i) Parent and the Purchaser will disseminate disclosure related thereto in a manner reasonably calculated to inform security holders as required by Rule 14d-3(b)(1) and Rule 14d-4(d), and (ii) the Offer will be extended, if necessary, so that at least five business days remain in the Offer following such disclosure.

Summary Term Sheet, page i

4. We note your disclosure on page iii that you do not believe your financial condition is relevant to a security holder’s decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

Response: Item 10 of Schedule TO requires disclosure of certain financial information of the bidders if material. Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) either the offeror is a public reporting company or the offer is for all outstanding securities of the subject class.

The consideration in the Offer is solely for cash and is for all outstanding shares of Common Stock of Vocus. As discussed in our response to Comment 3, it is expected that the Financing Proceeds Condition will be satisfied or waived at least five business days prior to the expiration of the Offer and Parent and the Purchaser will extend the Offer, if necessary, to ensure that at least five business days remain prior to the expiration of the Offer following such disclosure. In addition, notice of satisfaction or waiver of the Financing Proceeds Condition will be disseminated in a manner reasonably calculated to inform security holders thereof, and upon such satisfaction or waiver, the circumstances described in the “safe harbor” pursuant to Instruction 2 to Item 10 of Schedule TO will apply.

May 1, 2014

Notwithstanding the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Offeror Group does not believe that the financial statements of the Offeror Group are material to Vocus stockholders, for the following reasons:

•	As disclosed in the Offer to Purchase, Parent and the Purchaser were recently formed for the purpose of effecting the transactions contemplated by the Merger Agreement, and each has minimal assets and liabilities other than contractual rights and obligations related to the Merger Agreement and the financing in connection with the transactions contemplated by the Merger Agreement. Therefore, the disclosure of financial statements for Parent and the Purchaser would not provide Vocus stockholders with any additional meaningful information.

•	The Offeror Group believes that the financial statements of the other members of the Offeror Group would not be material to a Vocus stockholder’s decision with respect to the Offer because the Offer is not subject to a condition with respect to the availability of funds from any other member of the Offeror Group.

•	Only the commitment that has been made by Fund X/A AIV pursuant to the Equity Commitment Letter (which Equity Commitment Letter has been disclosed as Exhibit (d)(9) to the Schedule TO) is relevant in the context of the Schedule TO because the members of the Offeror Group (other than Parent and the Purchaser) are not parties to the Merger Agreement and they have not agreed to contribute amounts to complete the Offer (other than Fund X/A AIV with respect to the amounts set forth in the Equity Commitment Letter). As more fully set forth in the Equity Commitment Letter, Fund X/A AIV has uncalled capital commitments or otherwise has access to available funds in excess of the $250 million of equity and/or debt financing committed by it for the purpose of funding a portion of the aggregate Offer Price and the other transactions contemplated by the Merger Agreement. No other assets that would be identified on a balance sheet for any of the members of the Offeror Group are relevant to a stockholder’s decision to sell, tender or hold shares in the Offer because such assets would not be available to fund the payment of tendered Shares in the Offer.

•

If the conditions to the Offer are satisfied or waived, then upon the completion of the Offer and the Merger, all Vocus stockholders, whether such stockholders tender Shares or not, will receive solely cash for their Shares and not stock or other securities of the Offeror Group or its affiliates. As a result, the financial condition and results of operations of the Offeror Group would not provide meaningful information to any of Vocus’s stockholders as such

May 1, 2014

stockholders will have no ongoing interest in the business or operations of Offeror Group or its affiliates after the completion of the Offer and the Merger.

•	Even if the existence of the Financing Proceeds Condition limits the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, such condition still does not result in financial statements being material to stockholders. If the proceeds from the Debt Commitment Letter are not available, the Purchaser will be unable to purchase the shares tendered into the Offer unless Parent and the Purchaser are able to obtain alternative debt financing. According to the terms of the Merger Agreement, both Parent and the Purchaser must use their reasonable best efforts to promptly arrange and obtain debt financing from alternative sources in an amount sufficient to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement with terms and conditions not materially less favorable than the terms and conditions set forth in the Debt Commitment Letter. At the present time, neither Parent nor the Purchaser has any sources of debt financing other than those disclosed in the Schedule TO.

Therefore, the Offeror Group respectfully submits that the financial condition of the Offeror Group is not material.

5. We note the disclosure in the question and answer entitled “What is the Top-Up Option and when could it be exercised?” Please revise your disclosure to quantify the number of shares available for the top-up option and clearly state whether the available shares would allow you to increase your ownership from a majority of the outstanding shares of Vocus (thus satisfying the first part of the Minimum Condition) to the short-form merger threshold.

Response: In response to the Staff’s comment, the Offeror Group has amended and supplemented the answer to the question entitled “What is the Top-Up Option and when could it be exercised?” to add the following paragraph as the second paragraph under that question:

“Based on the number of Shares that Vocus has informed us were authorized to be issued but were not outstanding, as of April 15, 2014, and assuming that (a) no holders of Vocus options have delivered valid notices of exercise of such Vocus options pursuant to which shares of Common Stock have not been issued prior to the Purchaser’s acceptance of Shares for payment in the Offer and (b) Vocus’s board has taken the necessary action to cause the Shares reserved for issuance under Vocus’s incentive plans and conversion of the Series A Preferred Stock to be not so reserved prior to the exercise of the Top-Up Option, there will be 68,396,275 shares of Common Stock available for the Top-Up Option. Such number of shares of Common Stock would allow us to own more than 90% of the outstanding Shares (taking into account the shares of Common Stock issued upon exercise of the Top-Up Option) if at least 58.4% of the Shares are validly tendered and not properly withdrawn in the Offer.”

May 1, 2014

Certain Material U.S. Federal Income Tax Consequences, page 14

6. We note your disclosure relating to Circular 230. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Response: The Offeror Group acknowledges the Staff’s comment and has revised the disclosure in the amendment to the Schedule TO and the Offer to Purchase to delete the legend.

Certain Information Concerning Vocus, page 19

7. You may not disclaim responsibility for your disclosure. Please revise the first full paragraph of this section on page 19, the first full paragraph on page 22, and the first paragraph of section 11 accordingly.

Response: In response to the Staff’s comment, the Offeror Group has revised first full paragraph under the caption “Section 8. Certain Information Concerning Vocus” on page 19, the first full paragraph on page 22, and the first paragraph of section 11 to delete the disclaimer of responsibility.

8. Refer to the section “Certain Projections.” Please tell us, with a view toward revised disclosure, why you only disclosed “certain” projections and not the entire set of projections provided by Vocus.

Response: The Offeror Group confirms that the disclosure set forth in the section “Certain Projections” contains a summary of the material, non-public financial projections provided by Vocus. The Offeror Group did not receive projections from Vocus for any year after 2014. In response to the Staff’s comment, the Offeror Group has revised the title of this section to delete the word “Certain.”

9. On a related note, it appears that the forecast included in your document is non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

Response: In response to the Staff’s comment, the Offeror Group has amended the first paragraph and the table and corresponding notes under the caption “Section 8. Certain Information Concerning Vocus—Certain Projections” in the Offer to Purchase as marked below:

“Before entering into the Merger Agreement, representatives of Parent and the Purchaser conducted a due diligence review of Vocus, and in connection with this review Parent and the Purchaser received certain non-public information concerning Vocus, including certain limited forward-looking information

May 1, 2014

concerning Vocus’s anticipated operating performance in the year 2014. Pursuant to the applicable rules, regulations, interpretations and positions of the SEC and its staff under the Exchange Act related to the presentation of non-GAAP financial information, the italicized information in the following table provides a reconciliation of the non-GAAP financial information to GAAP. This reconciliation was prepared by Vocus for inclusion in Amendment No. 1 to its Solicitation/Recommendation Statement on Schedule 14D-9, which was filed with the SEC on April 30, 2014, and was not provided to Parent or the Purchaser prior to entering into the Merger Agreement. This reconciliation was not considered by Parent or the Purchaser in connection with the due diligence review of Vocus. Vocus has advised Parent and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below.

($ in thousands)	2014
Revenue	$186,349
Operating Income	11,163
GAAP Net (Loss) Income	(23,206)
Plus:
Other Expense	54
Tax Provision	1,391
Depreciation and Amortization	6,295
Non-GAAP adjustments:
Stock-Based Compensation	11,736
Write-off of North Social Tax Goodwill	5,000
Closure of Manila Sales Office	4,500
Amortization of Intangible Assets	11,688

Adjusted EBITDA(*)	17,458

(*)	Adjusted EBITDA represents pro forma earnings before interest, taxes, depreciation and amortization expense. Vocus has defined Adjusted EBITDA as GAAP income (loss) from operations excluding the impact of depreciation and amortization, stock-based compensation, amortization of acquired intangible assets and restructuring charges related to the closure of Vocus’s small business sales operations in Manila and is adjusted for certain non-recurring items.”

Certain Information Concerning Parent and the Purchaser, page 21

10. Please tell us why you need to qualify your disclosure in this section “to the best knowledge of Parent and Purchaser.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Response: In response to the Staff’s comment, the Offeror Group has amended the sixth, seventh and eighth paragraphs under the caption “Section 9. Certain Information Concerning Parent and the Purchaser—Parent and the Purchaser” to delete the clause “to the best knowledge of the Purchaser and Parent” in each sentence where it appears.

May 1, 2014

Source and Amount of Funds, page 23

11. Revise the section captioned “Interest Rate” to provide additional disclosure about the interest rate, as required by Item 1007(d) of Regulation M-A. We note that the Debt Commitment Letter includes additional information in this respect.

Response: In response to the Staff’s comment, the Offeror Group has amended the disclosure under the section captioned “Interest Rate” as marked below:

“Interest Rate. Loans under the Credit Facilities are expected to bear interest, at the Purchaser’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate (based on the U.S. Prime Lending Rate, the Federal Funds effective rate, or the published LIBOR rate), ~~in each case,~~ plus a spread of (x) with respect the First Lien Credit Facilities, (i) 3.00% in the case of loans bearing interest at the alternate base rate and (ii) 4.00% in the case of loans bearing interest at the adjusted Eurodollar Rate and (y) with respect to the Second Lien Credit Facilities, (i) 6.50% in the case of loans bearing interest at the alternate base rate and (ii) 7.50% in the case of loans bearing interest at the adjusted Eurodollar Rate. Each of the spreads described above will increase by 0.25% if the Cision Acquisition (as defined below) is not completed within six months after the completion of the acquisition of Vocus.”

Conditions of the Offer, page 58

12. Refer to the last paragraph in this section. We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as an ongoing right which may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response: In response to the Staff’s comment, the Offeror Group has amended the first sentence of the last paragraph under the caption “Section 14. Conditions of the Offer” in the Offer to Purchase as marked below:

“The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time at or prior to the Expiration Date and in their sole discretion (except the Minimum Condition may not be waived without the consent of Vocus), in each case subject to the provisions of the Merger Agreement and applicable law.”

May 1, 2014

13. We note from the last paragraph that the conditions of the offer may be waived in the “sole discretion” of Purchaser or Parent. Please revise to include an objective standard for determining whether to waive a stated condition or whether that condition has been satisfied.

Response: The disclosure referred to by the Staff’s comment states that Parent or the Purchaser may waive any condition to the Offer in its sole discretion (except the Minimum Condition, which pursuant to the Merger Agreement may not be waived without consent of Vocus). The statement is limited to Parent’s or the Purchaser’s ability to waive any such condition to the Offer, and does not extend to the determination whether any such condition has been satisfied. We respectfully submit that determinations as to whether a condition has been satisfied are subject to objective standards, but that an offeror retains sole discretion to determine whether to waive an offer condition that, based on such objective standards, has not been satisfied. In response to the Staff’s comment, the Offeror Group has amended and supplemented the last paragraph under the caption “Section 14. Conditions of the Offer” in the Offer to Purchase to add the following sentence at the beginning of that paragraph:

“The occurrence of any of the foregoing events or circumstances will be determined by us in our reasonable judgment.”

14. We note the language in the last paragraph in this section that your failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response: The Offeror Group confirms that when the failure of a condition to the Offer results from events that occur before the expiration of the Offer (as it may be extended in accordance with the terms of the Merger Agreement), the Purchaser and Parent will inform Vocus stockholders how they intend to proceed as promptly as practicable in the circumstances, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer.

15. With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as

May 1, 2014

this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Offeror Group confirms its understanding that, if a listed condition to the Offer is triggered and the Purchaser continues to proceed with the Offer anyway, absent timely notice to Vocus stockholders to the contrary pursuant to Rule 14d-3, this determination will constitute a waiver of the triggered condition and that, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchaser may be required to extend the Offer and circulate new disclosure to Vocus stockholders.

Attached hereto as Exhibit A is the written acknowledgement requested by the Staff.

Signatures follow.

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-6514.

Very truly yours,

/s/ Bradley C. Faris

Bradley C. Faris
of LATHAM & WATKINS LLP

Encl.

cc:	Christian B. McGrath, GTCR LLC

Edward Sonnenschein, Latham & Watkins LLP

Margaret A. Brown, Skadden, Arps, Slate, Meagher & Flom LLP

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GTCR Valor Merger Sub, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Companies, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Holdings, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

Canyon Investments S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

Canyon Holdings S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

GTCR Canyon Holdings Cayman LP

By: GTCR Canyon Partners, Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Canyon Partners, Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/A AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/C AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer